UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11983

Delaware	91-1351852
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

1918 South 16th Avenue, Yakima, WA	98903
(Address of principal executive offices)	(Zip Code)

(509) 248-9491

(Issuer’s telephone number, including area code)

Series A Preferred Stock and Class A Common Stock into

which the shares of Series A Preferred Stock may convert

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Cub Crafters,” ”CubCrafters,” “we,” “us,” “our,” or “the company” mean Cub Crafters, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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DESCRIPTION OF BUSINESS

Summary

General Aviation (GA) constitutes a broad scope of aircraft types and uses; among them is what is known as “backcountry” flying, and the associated Short Take Off and Landing (or STOL) capable breed of small aircraft. The diverse range of existing aircraft in operation is a result of both long-proven legacy technology, as well as the influence of new and emerging technologies. Cub Crafters, Inc. (CubCrafters) was founded on the principles of proven legacy aircraft designs with the mission of continuing to bring innovation and improvement to the field of backcountry aircraft, with performance enhancements moving beyond the STOL performance and rough-field capability that has typically defined the sector. We believe that CubCrafters is uniquely positioned to take advantage of growing market demand and accelerating technological improvements in the industry.

The Company

Cub Crafters, Inc. is a leading producer of adventure/utility aircraft and the only known OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation category segments: FAA Certified, ASTM (American Society for Testing and Materials) Light Sport Aircraft (LSA), Builder Assist, as well as Experimental/Amateur-Built Kits (E/A-B). Founded as an aircraft maintenance and rebuilder shop in 1980, the company went on to engineer a continuous stream of performance innovations through FAA approved Supplemental Type Certificates (STC). Continuing to advance the product and business capabilities, the company then gained its own new aircraft designs and production approvals: FAA approved Type Certificates (TC) for the model CC18 and ASTM validation of a new LSA model CC11, becoming a highly regarded manufacturer of new light aircraft in multiple segments.

Based on the classic Piper Super Cub aviation platform legacy, the company leverages decades of craftmanship and a lean optimized production line to produce thoroughly modern and innovative aircraft. Well established as an FAA approved Production Certificate (PC) holder, the company brings turnkey experience: designing, testing, certifying, and manufacturing premium aircraft in-house as an Original Equipment Manufacturer (OEM), as well as providing MRO (Maintenance-Repair-Overhaul) services. Manufacturing currently takes place at production facilities in the vicinity of Yakima Air Terminal-McAllister Field, utilizing three campuses comprising 14 facilities in 11 buildings.

Backcountry aviation, whereby the aircraft designs are uniquely capable of accessing remote non-airport locations through extraordinary STOL performance, stands out as a popular and rapidly growing market sector. The company believes that its design engineering and disruptive product development strategies are driven by a culture of innovating modifications and improvements, responding to the needs of an enthusiastic and loyal community of backcountry and adventure aircraft users. Customer involved market surveys were performed on the latest models, prior to the decision to produce, to ensure that desires of the owner-operators were at the center of the product line capabilities.

In 2020, the company gained FAA TC approval for the new Lycoming CC393i 215HP engine, developed together with Lycoming, for use on its XCub line. Then, in December of 2021, the company also gained FAA TC approval for the nose gear version of its Flagship XCub, branded the NX Cub. This move made an additive upward market shift to a new mix of potential customers, thus exposing CubCrafters products to all aircraft owner-operators in its niches, not just pilots with tailwheel endorsements for legendary Cub-style landing gear. In 2024, the company gained certification of the Carbon Cub ULto ASTM Light Sport S-LSA standards. The company produces nine model variants, two kits, and has released four new STOL adventure versions in the past decade: XCub, the 3rd generation Carbon Cub, NX Cub, and the Carbon Cub UL.

The company has become well established with a history of continual development and flexibility in growing and changing markets since it was founded in 1980.

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Product History Milestones:

•	1980 – Cub Crafters is founded by James Richmond to repair and restore Piper Cubs.

•	1985 (and continuing through 2018) – CubCrafters gains and develops multiple new FAA STCs to improve the PA18; CubCrafters currently holds 64 STCs for many variants.

•	1986 – Company is incorporated as Cub Crafters, Inc.

•	1999 – CubCrafters introduces their first "new" airplane, the Piper/CubCrafters PA18, built under the FAA's Spare & Surplus Rule.

•

2004 - Earning its FAA Part 21 Production Certificate (PC) and their first FAA Aircraft Type Certificate (TC), CubCrafters introduces the Top Cub: a Part 23 Certified design, based on the Piper Super Cub and inclusive of the most popular Supplemental Type Certificates (STC) improvements.

•	2006 - Introduction of the CubCrafters first Light Sport Aircraft (LSA): Sport Cub is a clean-sheet design that advances the genre of backcountry, tailwheel aircraft.

•	2009 - A lightweight, 180 horsepower engine is added to Sport Cub. Initially badged Super Sport Cub.

•	2010 – LSA model is renamed Carbon Cub SS. Along with Carbon Cub SS, a kit version of the aircraft is offered, the Carbon Cub EX.

•	2015 - An innovative builder assist program is introduced for the Carbon Cub line, Carbon Cub FX.

•	2016 - XCub certification is completed (6 years in secret development) and introduced as CubCrafters flagship certified aircraft product.

•	2017 - XCub G3X glass panel is released, an industry wide first-ever use of experimental primary display avionics in a certified aircraft.

•

2017 – The third generation Carbon Cubs, Carbon Cub EX-3 and FX-3 E/A-Bs, are introduced and represent CubCrafters most capable backcountry taildraggers to date. Also, XCub gains EASA certification for EU countries, as well as, FAA Seaplane Approval with Amphibious and straight floats.

•	2018 – XCub is awarded international certifications in Japan (JCAB), Canada (TCCA), and Australia (CASA).

•	2020 – XCub is certified with the new and more powerful 215hp engine option, Lycoming CC393i, developed together with CubCrafters.

•

2021 – XCub is certified with an optional “tricycle” nose landing gear configuration, the NX Cub, while maintaining considerable backcountry airstrip capability. This unique offering is easier to handle on the ground than traditional “taildragger” aircraft, therefore lowering the barriers of entry for pilots interested in the exciting arena of backcountry flying, and eliminating the need for tailwheel specific training and the associated pilot endorsement.

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• •

2022 – A new 363i FP engine variant, including a new cowling design, is released in August-2022, offering a new fuel injected engine option for fixed pitch propeller equipped EX-2 and FX aircraft.

2022 – CubCrafters acquires Summit Aircraft Skis Company, including the company’s design and manufacturing assets, unique patents and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho. The strategic acquisition includes a successful, robust patented design that significantly improves value for consumers. Manufacturing of skis began in Yakima and Summit Skis will continue to be sold and made available on both CubCrafters aircraft and competing aircraft from other manufacturers as well.

•

2023 - CubCrafters announced the new Carbon Cub UL model, powered by a brand new Rotax 916iS engine. Demonstration versions are to be built in 2024 for market surveys and the first deliveries to dealers.

•

2024 - CubCrafters achieved FAA approval of major design modifications, including installation of the EarthX Lithium Ion battery and a throttle modification supplemental type certificate for CC19 aircraft.

•	2024 - Carbon Cub UL testing and ASTM Light Sport (S-LSA) certification completed, enabling 2025 deliveries.

Summary of Aircraft Models:

•	Sport Cub – LSA lightweight baseline design in the Light Sport Category; a clean-sheet modern design in the genre of tailwheel, backcountry aircraft.

•	Carbon Cub SS – LSA follow-on to the Sport Cub offered with improved handing, modern avionics, and higher power options than the original Sport Cub.

•

Carbon Cub FX & FX-3 – A Builder-Assist, Experimental Amateur Built (E/A-B) category aircraft, with multiple engine and gross weight options. The assisted build process is spread over two visits to the company factory facilities, where customers participate in the manufacture of their own aircraft, meeting FAA majority rule requirements for the build.

•

Carbon Cub UL - Offered as an LSA or E/A-B, the "Ultralight" Carbon Cub advances the product line with a new engine offering and further airframe innovations to lower the empty weight and bolster performance. Powered by the Rotax 916iS engine, this is a turbocharged model which can utilize both aviation and non-ethanol auto gas and is expected to boost CubCrafters' international sales.

•

Carbon Cub EX Kits (EX, EX-2 & EX-3)– Packaged kits of parts are delivered to customers to assemble and customize as they build their own aircraft in the E/A-B Amateur-Built Experimental Category. These kits offer the most customization and flexibility to customers, allowing them to maximize performance and mission-specific capabilities. Known as the most complete Cub type kit offered in the industry, each version has been found to meet FAA NKET majority rule evaluations.

•

Top Cub– A FAA Part 23 Certified design, offering a stronger, safer, and heavier load bearing capability than original Piper Super Cub while maintaining much of the ease of maintenance and simple manufacturing techniques. The aircraft is available with multiple landing gear options including various tire sizes, skis, or amphibious floats. CubCrafters sold this design, its first generation TC, but maintains the right to build it under license.

•

XCub / NX Cub –CubCrafters “Flagship” aircraft, which is offered as two different aircraft models: FAA Part 23 Certified or as a Builder-Assist E/A-B. XCub is available with luxury interiors, a variety of top-quality avionics, flexible landing gear options, and two engine choices, all of which combine to provide a unique and powerfully versatile platform which stands out in the high-performance backcountry aircraft market.

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Aircraft Models Currently Available In-Production:

FAA Certified (3 models)

CC19-180 XCub

CC19-215 XCub or NX Cub (badged as NX when delivered with nose landing gear)

CC18-18 Top Cub (built under license)

Builder-Assist (4 models)

CCX-1865 Carbon Cub FX (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub FX-3 (Gen 3 with constant speed propeller)

CCX-2300 XCub or NX Cub (CC393i engine)

CCX-1865 Carbon Cub UL (Rotax 916iS engine)

Light Sport (2 models)

CC11-160 Carbon Cub SS

CC11-160 Carbon Cub UL (Rotax 916iS engine)

Kits (2 models)

CCK-1865 Carbon Cub EX-2 (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub EX-3 (Gen 3 with constant speed propeller)

Note – parts and subassemblies are also available for the original EX Kit

Market & Competition

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

According to the General Aviation Manufacturers Association (GAMA), the General Aviation (GA) market contributes more than US $247 billion to the US economy annually and employs more than 1.2 million citizens. GA aircraft log 25.5 million flight hours every year in the US; two-thirds of air traffic is for business purposes.

Regulation and Certification Barriers

The aviation industry overall, inclusive of the GA market segments for which CubCrafters operates in, is heavily regulated by the FAA, especially for certified aircraft. The barriers to entry for aviation businesses to start up and gain original FAA certified type certificates, as well as FAA approval for production authorization to continually produce new aircraft, are extremely high. This is due to required knowledge base, necessary experience, high entry cost levels, vast regulatory requirements, and the multi-years of time and effort required for establishing designs and facilities, all while traversing through specific FAA approval processes.

Aircraft certification requires extensive FAA standards and systems knowledge and experience, as well as successful execution of design, test, first article build inspection conformities, validation testing, and extensive report documentation, to achieve new certification approval acceptance. This typically requires years of development, significant R&D funding, and in-depth engineering certification effort. Only a few FAA fixed-wing type, standard category type certificates have been newly issued in each of the more recent decades. CubCrafters estimates that the technical certification report documentation alone, that it produced over six years to demonstrate compliance to FAA TC requirement standards for the CC19 XCub aircraft, exceeds forty thousand pages.

Further to the type design approvals for certified models, separate development and approval must be achieved for production facilities themselves, to achieve FAA accepted manufacturing processes and quality assurance systems. CubCrafters has earned multiple new, original issue, FAA Part 23 type certificates, and its production facilities have achieved FAA Part 21 approval for the manufacture of complete aircraft, and supplemental designs.

Other FAA certified backcountry aircraft that are currently in production, such as competitor American Champion Aircraft’s model 8GCBC Scout, are building from type design certificates originally issued in the 1960s. CubCrafters XCub, a two-seat Part 23 Standard Category aircraft, gained its newly issued type certificate in 2016 and has since been continually updating the TC to include the latest available engines, propellers, and new landing gear options.

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General Aviation Market Segments and Competition

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston powered, and electric. For fixed wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, and agricultural. The key players currently in each of these segments, as reported to GAMA, include:

•	Recreational: American Champion Aircraft, Aviat, CubCrafters, Extra Aircraft, Flight Design, Game Composites, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft

•	Private Transport: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Pilatus, Tecnam, Textron Aviation

•	Business Jets: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation

•	Agricultural: Air Tractor, Thrush Aircraft

The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. For 2024 year-end, the following total numbers of airplane deliveries were reported publicly by the GAMA for recreational aircraft OEMs as segmented above:

1. Pipistrel Aircraft (Textron): 91 total (includes electric and training models)

2. CubCrafters: 87 total

3. Icon: 9 total

4. Game Composites: Did not report

5. Extra Aircraft: 23 total

6. Flight Design: Did not report

7. Waco Aircraft: 3 total

8. American Champion: 16 total

Note: Aviat Aircraft did not report

Light Sport Aircraft (LSA) are recreational, designed and built to ASTM consensus standards, are limited to two occupants and a maximum of 1320 lbs. (1430 lbs. as seaplanes), and do not require a traditional pilots license. Experimental Amateur Built aircraft (E/A-B) are not approved nor certified by the FAA to any published design and manufacturing Codes of Federal Regulations (CFRs) nor ASTM standards. LSAs and E/A-Bs make-up a significant portion of GA and these aircraft are intended primarily for education and entertainment; they are typically not authorized for commercial use or for hire with some exceptions for training.

There are a variety of different sized companies, including smaller, boutique makers of LSAs and E/A-Bs worldwide. The number of more common sport airplanes available from LSA suppliers typically numbers approximately 30 to 50+ worldwide. Since their inception and widespread support from the Experimental Aircraft Association (EAA), the number of kits (be it plans only, parts kits, or pre-fabricated fast kits) is vast. In the Cub-style backcountry aircraft LSA and E/A-B space, some of the more recognized competitors include: CubCrafters, Dakota Cub, Legend Aircraft, Backcountry, Javron, Zlin (Czech Republic), and Patriot. While sales data from private, smaller providers is not readily available, CubCrafters is generally understood to be the largest producer in the E/A-B Cub space. While not “Cubs” per se, yet similar as tailwheel STOL type aircraft, Just Aircraft and Kitfox are also in the space as lower cost options.

CubCrafters’ designs, tests, certifies and manufactures in each of the three GA segments stated: FAA certified, ASTM LSA, and E/A-B. CubCrafters’ market is a multi-niche subset of GA, focused on producing 2-seat backcountry type aircraft. In these niches, CubCrafters is the dominant producer of certified backcountry aircraft and a prominent maker of LSA, Experimental Builder-Assist, and E/A-B Kits. CubCrafters produced aircraft models and kits are typically considered to command the highest retail prices in the backcountry space.

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Customer Mission Profiles

CubCrafters’ existing customer base has a wide range of different mission profiles that drive their choice to purchase, which further widens the particular market segments that CubCrafters is able to pursue for:

•	Personal lifestyle and entertainment for backcountry, STOL, and flight enjoyment

•	Seeking highest quality products, with proven track record, from a producer that has attained the ability and systems required to design and manufacture FAA certified aircraft

•	Wildlife, military, law enforcement, and other special mission uses

•	Humanitarian aid and access to outlying communities

•	Cost effective and energy efficient remote access

o	smaller aircraft with comparatively low fuel usage compared to larger aircraft

o	mere fraction of comparative costs to acquire and operate, compared to a helicopter

•	Private transportation for business and residences

Direct and Secondary Market Impact Factors

Changing inflationary economic conditions are present and have impacted GA producers across all segments. CubCrafters continues to interactively manage supply chain pop-up issues as periodic delays come about. Market impacts due to such continued inflationary pressures and economic uncertainty, causing organizational focus on protecting production throughput, has likely slowed new recreation aircraft product development unilaterally and that may continue. CubCrafters has and intends to continue its innovation inertia to invest in R&D initiatives that can result in new products, that the company believes could be monetized within 2 to 5+ years.

“Demand for general aviation aircraft continues at a robust pace. Since the initial setbacks of the pandemic, we have seen some segments make strides with growing backlogs and high rates of operations while others are still diligently working to navigate the path to recovery,” said GAMA President & CEO, Pete Bunce on August 24, 2022. “Despite ongoing supply chain and workforce issues, our industry continues to make progress and strategically posture for the future, which is a true testament to our strength and durability.” Aircraft shipments through the second quarter of 2022, when compared to the same period in 2021, saw piston airplanes increase 9.4% with 638 units, turboprops increase 11.8% with 247 units, and business jets increase 9.5% with 289 units. The value of airplane deliveries through the second quarter of 2022 was $9.1 billion, an increase of 5.2%.

OEMs that lack cash flow and reserves to bring financial flexibility for dealing with continued supply chain shortages and inflationary escalation may fall out of the market. Long standing legacy recreational aircraft companies, such as Maule Air Inc., have fallen out in recent years. This has served as a market share increase opportunity for CubCrafters and others to a degree, and it may continue.

In 2022, Vans Aircraft, the largest kit producer in the world, unveiled a high wing engineering prototype aircraft that they are considering offering as a new kit. This is an aluminum constructed high-wing design it is developing named the RV-15. While not a Cub-type airframe itself, as it does not offer tubular chromoly steel frame construction around the cabin as Cubs do, it could become popular especially among prior Van’s kit builders if the design passes testing and Van’s decides to pursue it. In that event, it may impact CubCrafters kit sales or perhaps draw even more demand to the backcountry space overall. In December of 2023 Vans Aircraft filed Chapter 11 bankruptcy, this may reduce the successful production of the RV-15. In July of 2024, Vans Aircraft announced the delay of production of the RV-15 to late 2025.

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Since around 2013, the FAA has been considering an initiative to expand the authorized size and weight of LSA aircraft called MOSAIC, Modernization of Special Airworthiness Certificates. This could potentially change the GA market in a variety of ways, likely in a two to five year time period, such as allowing OEMs to build more than the majority rule portion currently in place on E/A-B aircraft. It could further bring new businesses to the industry; under the presumption of ASTM consensus standard validations of LSA aircraft offering less regulatory oversight than is required by FAA certified models. MOSAIC has been delayed multiple times, although the Notice for Proposed Rule Making (NPRM) was released for comment in 2023, for the MOSAIC initiative. The NPRM process itself normally takes six to eighteen months before moving to an actual rule change. Current industry expectations are that the FAA will release the MOSAIC rule in August of 2025. The Brazilian civil aviation authorities announced in July-2022 a similar change is being released in Brazil for 2022, allowing LSA to expand there from 1320 lbs. to 3000 lbs. aircraft, up to 185 knot cruise speed, and up to 4 seats. This move may hasten the MOSAIC effort in the US and other countries. As LSA validation is a self-certification process to ASTM consensus standards, OEMs are more likely to pursue LSA development over the higher cost of FAA certification paths. However, LSA aircraft are not authorized for commercial use. CubCrafters will be positioned in both market segments and new product development considerations and strategies will be developed as the landscape of market changes potentially occur due to MOSAIC.

Employees

The company currently has 225 employees, 219 full-time and 6 part-time.

Plans for Growth

The company is furthering its growth through four primary strategic objectives:

•	Objective 1 – Sustain production gains and sales levels

•	Objective 2 – Fulfill on-time customer deliveries of new Carbon Cub UL

•	Objective 3 – Continue facility and manufacturing modernization to scale NexGen aircraft releases, while reducing cost of goods sold to address inflationary pressures.

•	Objective 4 – Develop and introduce disruptive innovations and new technology

Satisfy Expanding Sales Demand

The company installed new senior leadership in 2018, who decided to further organically fund R&D, develop new products through customer involved market surveys, and unleashed new marketing outreach strategies using key influencers. This resulted in a significant rise in productivity and an eighty-eight percent (88%) increase in annual sales from 2017 to 2018. Demand for new products has risen further, and has consistently outweighed supply, with sales backlogs climbing steadily and bringing scaling opportunity. The company expanded its physical footprint in 2019 by opening a new customer completions center, and now operates from three campuses totaling over 100,000 sq ft.

Aftermarket Services Expansion

The company intends to expand the current established network of certified dealer and service centers to include additional locations within the Unites States, as well as in overseas markets, to support the growing fleet of active aircraft. The company further intends to expand its internal Customer Support Department with more automation of the aftermarket part sales system and related support services.

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Develop and Introduce Disruptive Technology

The company intends to continue to implement modern manufacturing techniques, along with scaling up tooling, adding automated design capacity, and improving rapid prototyping equipment. This growth is being directed to take advantage of the powerful combination of new technology, tooling, and manufacturing facilities, partnered with the company’s specialized craftsmanship that has been honed over four decades.

The company intends to continue its legacy of innovation to further meet market demand, as well as push the categorical limits of light aircraft. The company has active R&D projects partnering with NASA and educational institutions. These projects are aiming to develop new technology, integrate the new technologies into the light aircraft platform, and explore the new uses and capabilities that those technological changes are bringing about. Active projects include development of a patented lift augmentation design, including electrical power, which may further expand the performance envelope of the small fixed-wing aircraft.

Manufacturing Modernization to Scale NexGen Aircraft Releases

The company intends that the long-standing legacy of crafting skills and knowledge that have been used to manufacture this class of aircraft will be further infused into a modern manufacturing environment, with increased production standardization, modern technology, and new materials.

In furtherance of the above objectives, the company may acquire other companies, real estate, or assets. See “Risk Factors – Risks Related to the Company’s Business”.

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Aircraft. In the United States, our aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the United States, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. If we were to be designated a PRP by the Environmental Protection Agency or a state environmental agency (which has not been the case so far), we would potentially be liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

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Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

CubCrafters holds FAA design and production approvals, inclusive of all proprietary design, analysis, test, and certification technical and commercial data:

FAA Production Certificate (PC)

•	FAA Production Certificate No. 722NM, Issued Feb-12-2007; latest Amendment Jan-3-2022

FAA Certified Type Certificates (TC):

•	A00053SE, Model CC19-180, Issued Jun-2-2016

o	Amended to add Amphibious and Straight Floats, Approved Dec-14-2017

o	Amended to add Garmin G3X Avionics, Approved Feb-8-2018

o	Amended for new CC19-215 model, CC393i 215 HP Engine, Approved Oct-10-2020

o	Amended to add nose landing gear, Approved Dec-3-2021

•	A00055SE, Model EL-1, Issued Mar-22-2019

•	A00057SE, Model CC21-180, Issued Feb-14-2019

International Type Certificates (TC):

•	Europe: EASA.IM.A.638, Model CC19-180, Issued Dec-18-2017

•	Japan: JCAB-92, Model CC19-180, Issued Mar-27-2018

•	Canada: Transport Canada A-274, Model CC19-18, Issued Feb-28-2018

•	Australia: CASA A330, Model CC19-180, Issued Aug-28-2018

•	Japan: JCAB 92, Model CC19-180, Issued

FAA Certified Supplemental Type Certificates (STC):

•	CubCrafters holds 64 valid STCs for a wide variety of engineered improvements for PA18, CC18 and other models.

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Recent Acquisitions:

•	Summit Aircraft Skis Company, including the company’s design and manufacturing assets, a unique patent and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho.

We have received or filed for the following patents and trademarks:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Distributed leading-edge lifting surface slat and associated electric ducted fans for fixed lifting surface aircraft	Utility: Non-Provisional	17/079,911	10/26/2020	Issued	2/23/2021	US10926868B1
Attachment Bracket for Landing Gear	-	US13/679,494	11/16/2012	Active	3/17/2015	US8979022B2
Leading-Edge Ducted Fan Thrust Reduction System	Provisional Patent	63/553,603	02/14/2024	Pending	-	-

MARK	Filing Date	Serial #
XCUB (1)	December 11, 2014	86478357
SPORT CLUB	August 9, 2005	78688587
CARBON CUB (1)	October 10, 2014	86420838
CUB (1)	September 21, 2006	77004327
CUB CRAFTERS	August 8, 2005	78688112
TOP CUB	August 8, 2005	78688134
	August 10, 2005	78690130
SPORT CLUB (2)	July 7, 2012	9583625
CARBON CUB (2)	July 7, 2012	9583626
TOP CUB (2)	July 7, 2012	9583627
TOP FLOATS	August 6, 2024	98685489
CUB CRAFTERS (2)	July 7, 2012	9583628
CUB (2)	July 7, 2012	9581438
Attachment Bracket for Landing Gear (3)	November 16, 2012	8979022B2

(1)	Owned by our wholly owned subsidiary, Cub Marks, LLC
(2) (3)	Filed in People’s Republic of China Owned by our wholly owned subsidiary, Summit Aircraft Skis

Litigation

There are currently no legal proceedings pending against the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits. 2021 brought supply chain shortages and labor availability challenges as a result of a global pandemic. On November 21, 2021, the company founder, James Richmond, passed away.

Results of Operations

Along with increased production efficiencies, the company prioritized the development and release of the new Carbon Cub UL model in 2024. A large reduction in overtime labor was realized, with a moderate increase in the average employee count. A decrease in kit sales was offset by an increase in new aircraft shipments.

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre- owned aircraft sales generated $40,744,768 for the year ended December 31, 2024 (“FY 2024”), approximately a $2,689,007 decrease from $43,433,775 for the year ended December 31, 2023 (“FY 2023”). The decrease in revenue was primarily a result of fewer kit and used aircraft sales.

Cost of Sales

Cost of sales consists of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute, aircraft products. The cost of sales increased approximately $880,745 to $31,032,335 for year ended FY 2024 from $30,151,590 for FY 2023. Cost of sales increased due to: continued inflation of purchased parts and materials (10% to 75% cost increases realized), and lead time increases for multiple key suppliers were still being observed. There was no significant change in the number of employees, with a nominal increase in the average wage. A further increase in raw material costs is anticipated with pending new tariffs on imported goods.

Operating Expenses

The Company recorded a decrease of $4,356,298 in total operating expenses to $9,344,468 for the year ended FY 2024 versus $13,700,766 in FY 2023. Operating expenses for labor, payroll taxes and fees, and employee benefits decreased nearly $900,000 in FY 2024 versus FY 2023. The decrease  was primarily due to updated cost accounting absorption rates as well as overtime reduction.

Advertising and marketing related costs decreased $261,482, to $185,357 for FY 2024 from $446,839 FY 2023. Contracted services decreased $24,324 to $283,655 FY 2024 from $307,979 FY 2023. Additionally, depreciation decreased by $345,944 for FY 2024. These were all the realization of planned reductions for increased efficiency across all operations.

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Net Income

As a result of the foregoing, the company’s net income for FY 2024 was $348,596 versus a net loss of $1,227,662 for FY 2023

Liquidity and Capital Resources

As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. As of December 31, 2024, the company had approximately $814,000 in cash and cash equivalents. As of December 31, 2023, the company had approximately $2,883,000 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2025. Additionally, a $3,500,000 operating Line of Credit was consummated, April 5, 2024 and renewed April 5, 2025.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). The company terminated the Regulation A Offering on January 16, 2024. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). The company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). The company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale operations to meet expanding sales demand, invest in the development of products and disruptive technology, modernize manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. During FY 2022, the company sold 301,034 shares of Series A Preferred Stock in the Regulation A offering for a net proceeds of $1,337,460.  During FY 2023, the company sold 529,875 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $2,355,486. During FY 2024, the company sold 94,988 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $445,125. All of these offerings were terminated in FY 2024.

Inventory

As of December 31, 2023, the company held $17,280,721 in net inventory. As of December 31, 2024 the company decreased net inventory by $113,001 to $17,167,720, a decrease of roughly 1%.  Certain of this decrease was due to a reclassification of planes in inventory to property and equipment. The reclassified planes are used for demonstration purposes in operations.

Liabilities

The company has a line of credit with Bank of Idaho with a maximum borrowing limit of $3,500,000. Interest accrues at the Wall Street Journal Prime (WSJP). The maturity date is April 3, 2026, and the line is secured by company accounts receivable and parts inventory. The outstanding balance as of December 31, 2024 was $250,000 and December 31, 2023 was $0.

The company also has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2025 and the line was secured by company owned aircraft inventory. The outstanding balance as of December 31, 2024 was $720,000 and as of December 31, 2023 was $420,000. The interest expense incurred by the company on the lines of credit for FY 2024 was $31,445 and for FY 2023 was $39,000.

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Additionally, the company had a promissory note payable with Wells Fargo Bank for $430,915 as of December 31, 2022. The balance outstanding on the loan was $430,915 at December 31, 2022. This loan was paid in full by Susan Richmond, for which the company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The outstanding balance on the loan was $158,958 at December 31, 2024 and $310,049 at December 31, 2023.

The company entered into a promissory note on May 25, 2023 with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $655,022 at December 31, 2024 and $733,707 at December 31, 2023.

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000 for the office space and $6,988 for the hangar. The company expects to pay $156,000 per year over the course of the agreement.

The company entered into a third-party building lease which ends in March 2027. Total rent expense was approximately $220,000 and $218,000 for the years ended December 31, 2024 and 2023, respectively.

Trend Information

•

Productivity gains were substantial in 2024 with shipments up 26% compared to 2023, resulting in 18 additional new aircraft shipped for the year, up from 69 units in 2023 to 87 in 2024. As a result of operational productivity gains, and softening sales demand, order backlog reduced to approximately 11 months as of December 31, 2024. Sustaining the realized 2024 production rate, a company record with a new aircraft being produced every three working days on average, is planned for 2025 if sales demand forecasts are on par.

•

Expended overtime labor hours were significantly decreased, down 47% in 2024 compared to 2023. Much of the realized overtime reduction was due to advancements in first time quality. Annual average total employment (includes contracted labor) increased approximately 8%, from approximately 215 in Q4 2023 to 232 employed as of December 31, 2024, primarily due to staffing demands necessary to gain and hold increased assembly facility throughput. Staffing plans for 2025 are expected to return to 2023 levels, and will be evaluated against 2025 sales demand and respective production rate adjustments.

•

General Aviation Manufacturers Association (GAMA) reported a positive industry trend in piston powered aircraft shipments through the fourth quarter of 2024, up 4.2% with 1772 units shipped in 2024 compared to 1701 total units in 2023.* This was down from a 10.8% growth increase in piston powered aircraft the prior year.* The subject GAMA report records shipments for the subject year, which is not a direct indicator of new sales activity during the same period since backlogged orders were likely obtained in the prior year(s).

•

The company completed laboratory and flight testing on schedule in 2024 to gain ASTM Light Sport Aircraft (LSA) certification of its newest model, the Carbon Cub UL (“UL”) powered by the new Rotax 916iS turbocharged engine. Also as planned, the company produced 6 sales demo aircraft in 2024 of the new UL, which was announced in 2023 to expand international sales and advance the company’s domestic LSA product-line. Production of the new model has commenced and first customer deliveries remain on track for early 2025. Further to earning LSA certification in the US, in 2025 the company will pursue an Ultralight aircraft certification certificate recognized in Europe to better facilitate international sales growth.

•

Unpredictable supply interruptions experienced in recent years subsided notably in 2024, with the majority of key suppliers improving on-time delivery and order lead times. However, critical delivery and order lead times for the supply of engines, propellers, landing gear, and related components remain problematic. Many of these supplies have still not recovered to pre-pandemic levels, necessitating higher inventories of purchased goods and materials than desired for lean operations. For example, key landing gear components delivered late 91% of the time in 2024, while carrying lead times of 26+ weeks.

•

Inflationary impacts, driving higher cost of goods sold thereby reducing income margins, continued throughout 2024. The average 2-year purchase price escalation for the top 60 suppliers rose an average of 22% by the end of 2024.

•	Cub Crafters invested $2,595,515 in new R&D projects in 2024, up 20% from 2023.

* General Aviation Manufacturers Association, General Aviation Aircraft Shipment Reports 2023 and 2024 Fourth Quarter. Rue de la Loi 67 | Brussels 1040 | Belgium 1400 K Street NW, Suite 801 | Washington, DC 20005 | USA  GAMA Releases 2024 Aircraft Shipment and Billing Report - GAMA

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The directors, executive officers, and significant employees of the company as of the date of this filing are as follows:

Name	Position	Age	Date Appointed	Term of Office	Part Time / Full Time

Directors

Susan Richmond	Director	71	2021	Indefinite	Part Time
Patrick Horgan	Director	58	2021	Indefinite	Full Time
Bradley Damm	Director	54	2021	Indefinite	Full Time

Officers
Patrick Horgan	President and CEO	58	President – 2018 CEO – 2021	Indefinite	Full Time
Bradley Damm	Vice President and Sales	54	VP Sales – 2018 VP Corporate – 2021	Indefinite	Full Time
Keith Kennedy	Chief Financial Officer	62	2024	Indefinite	Full Time
Richard Johnson	Director of Finance	77	Director of Finance - 2022	Indefinite	Full Time
Justin Jansky	Secretary	37	Secretary – 2022	Indefinite	Full Time

Business Experience of Executive Officers

Patrick Horgan, President, Chief Executive Officer, and Director.

Patrick Horgan has been the company’s President since 2018 and its CEO since 2021, overseeing all OEM operations. Prior to his role as President, Mr. Horgan was the company’s Vice President/Director of Engineering & Product Development from 2015 to 2018 when he led the FAA Part 23 type certificate approval and production certificate approval of CubCrafters’ newest flagship, the XCub, as well as the latest model generation of the Carbon Cub. Horgan also directed the breakthrough certification that authorized the use of experimental avionics in FAA-certified production aircraft, a first in aviation history. Horgan brings over 30 years’ aircraft development and manufacturing experience in General Aviation, Commercial, and Military industries. Prior to service at the company, he was the General Manager at WACO Classic Aircraft Corporation in Battle Creek, Michigan and was the commercial aircraft manager of the Boeing 777 wheel and brake program for Goodrich Aerospace in Troy, Ohio. He was also a designer on the F/A-18 Super Hornet at McDonnell Douglas (now Boeing) in St. Louis, Missouri. Horgan holds degrees in aeronautical and astronautical engineering from the University of Illinois, and a certificate in Disruptive Strategy from Harvard Business School. He serves as a member of the Board of Directors of the General Aviation Manufacturers Association and on ASTM aircraft standards committees.

Bradley Damm, Vice President, Sales, and Director.

Brad Damm is Vice President at CubCrafters. He has overseen CubCrafters’ sales, marketing, and brand management operations since 2018. Since first joining CubCrafters in 2013, Brad has served as Factory Direct Sales Manager, the Director of Sales Support, the Global Director of Sales, and the Vice President of Sales and Marketing. During his tenure, the company has seen new sales records year after year across all of CubCrafters new aircraft and kit product lines, and the CubCrafters brand has risen to new levels of awareness and respect with aviation consumers worldwide. Prior to joining the company, Brad served for over 10 years as the Business Development Manager for one of the largest commercial concrete contractors in the Pacific Northwest, driving the sales and revenue growth that allowed the company to expand from a few dozen to hundreds of employees.

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Susan Richmond, Director

Susan Richmond serves on the Board of Directors for Cub Crafters, Inc. She has served in the position of Director from October 2021 to present. Susan Richmond, wife of company founder Jim Richmond, has been a successful entrepreneur and small business owner herself over the last 22 years. She has owned and operated Inklings Bookshop in the Yakima Valley since 2000. Her leadership experience includes serving on the American Booksellers Association Advisory Board and the Pacific Northwest Booksellers Association Board of Directors. She has also served on a local private school board and as President of a retail merchant association board. Susan Richmond attended Central Washington State University, Yakima Valley College, and Moody Bible Institute.

Keith Kennedy, Chief Financial Officer

Keith Kennedy is the Chief Financial Officer at CubCrafters' with over 20 years of financial experience helping companies be more efficient and maximize profits.  Keith has guided companies through strategic decision-making and sustainable growth.  His expertise in finance and accounting has allowed him to excel as a CFO, overseeing budgeting, forecasting, and financial analysis with companies in many industries.  In the past number of years Keith Kennedy has been the CFO at Pyramid Heating & Cooling (2021-2022) and Hood River Juice Company (2020-2021).  Prior to that, he was the Chief Financial Officer of Sagetech Corporation from 2015-2020.  Sagetech was the first company to develop and produce a micro transponder weighing less than 1 pound for the unmanned aerial vehicle market and he was instrumental in helping control costs, manage cash flows, and keep projects on budget.  This process took many years of research and development work while continuing to operate a profitable production company to fund the R&D efforts.   Keith Kennedy holds a degree in business administration with a major in accounting from the University of North Florida, and a certificate in Six Sigma from Washington State University.

Richard Johnson, Director of Finance and Treasurer.

Rick Johnson is the Director of Finance at CubCrafters and has been with the company since 2017. He has 27 years of previous experience as controller and CFO for fruit packing and timber operations in the Pacific Northwest. He holds a Bachelor of Science in Business Administration from Central Washington University.

Justin Jansky, Administrative Manager and Secretary

Justin Jansky is the Administrative Manager at CubCrafters. He joined the company in 2015 and has demonstrated history of successful collaboration on major FAA type certification projects in the general aviation industry, specifically under 14 CFR Parts 21 and 23. He is responsible for process management, document control, facilitating FAA certification processes, coordination with FAA delegates and documenting compliance testing. He holds a bachelor’s degree in technology and applied design.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024 the final compensation of our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Patrick Horgan	President, CEO and Director	$391,328.76	0	$391,328.76
Bradley Damm (1)	Vice President, Sales and Director	$173,706.02	0	$173,706.02
Richard Johnson	Director of Finance and Treasurer	$103,524.48	0	$103,524.48

For the fiscal year ended December 31, 2024, we did not pay our directors as a group for their service as directors. There are three directors in this group.

(1)	As of December 31, 2024 and 2023, Mr. Damm also has $504,330 in deferred income that has been accrued but has not yet been paid.

Pursuant to the company’s compensation award plan, which is filed as Exhibit 6.1 to this report, the company is authorized to issue shares of the company’s Class A or Class B Common Stock to certain employees of the company as determined by the Board of Directors. The number of shares issued under the plan to each participant will be determined by the Board of Directors.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of any class of our capital stock.  Unless otherwise indicated, the address of all listed shareholders is c/o Cub Crafters, Inc., 1918 S. 16th Ave, Yakima, WA 98926.

Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Susan Richmond	Class B Common	26,100,000	0	90%

Patrick Horgan	Class B Common	1,450,000	0	5%

Bradley Damm	Class B Common	1,450,000	0	5%

All executive officers and directors (5 people in this group)	Class B Common	29,000,000	0	100%

Susan Richmond	Series A Preferred	810,956	0	89.6%

Patrick Horgan	Series A Preferred	44,065	0	4.9%

Bradley Damm	Series A Preferred	50,100		5.2%

All executive officers and directors (5 people in this group)	Series A Preferred	905,121	0	100.0%

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy are leased to the company by Richmond Real Estate.  Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field. Richmond Real Estate is owned by Susan Richmond, the majority shareholder and a director of the company.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903.  The Completion Center is 11,265 square feet. Richmond Real Estate is a real estate purchasing and holding company owned by Susan Richmond, our majority shareholder and a director of the company.

The company has a Promissory Note with Susan Richmond for $809,124.00. The promissory note matures on December 31, 2031. Interest accrues under the loan at 4.25% per annum and terms are 10 years with 1 year interest only and no prepayment penalty.  If the company successfully completes an offering and raises sufficient funds the note is repayable in full, at the board’s discretion. If sufficient proceeds are not raised the loan is repayable from January 1, 2023 in monthly installments over nine years. What constitutes sufficient proceeds has not been defined by the company or the note holder. The outstanding balance at December 31, 2024 was $655,021.

The company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The outstanding balance at December 31, 2024 was $158,958.

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OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

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FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

The consolidated balance sheets of Cub Crafters, Inc. as of December 31, 2024 and 2023, and the statements of operations, stockholders' equity, and cash flows for the years then ended have been included in this Annual Report with the 2024 Independent Auditor's Report of dbbmckennon and the 2023 Independent Auditor’s Report of McNamara and Associates, LLC, independent certified public accountants, and upon the authority of said firms as experts in accounting and auditing.

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Cub Crafters, Inc.

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Cub Crafters, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Cub Crafters, Inc. (a Delaware corporation, the “Company”), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 30, 2025

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McNamara and Associates, LLC

INDEPENDENT AUDITOR’S REPORT

To the Management

of Cub Crafters, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Cub Crafters, Inc. (a Washington corporation), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, Stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cub Crafters, Inc. as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Cub Crafters, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Cub Crafters, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cub Crafters, Inc.’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Cub Crafters, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ McNamara and Associates, LLC

Margate, Florida

April 29, 2024

MCNAMARA AND ASSOCIATES, LLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519

www.assurancedimensions.com

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CUB CRAFTERS, INC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

ASSETS

	2024	2023

CURRENT ASSETS
Cash	$814,055	$2,883,216
Accounts receivable, net credit reserve	4,973,568	5,186,281
Contract assets	-	949,121
Inventories, net of allowance	17,167,720	17,280,721
Income tax receivable	177,227	216,840
Prepaid expenses & other assets	339,375	421,027

Total current assets	23,471,945	26,937,206

PROPERTY AND EQUIPMENT, NET	2,333,885	1,681,433

OTHER ASSETS
Intangible asset, net	248,706	277,306
Right of use assets - finance lease	990,657	1,254,095
Right of use assets - operating lease	2,225,638	2,610,392
Deferred income tax asset	-	76,669
	3,465,001	4,218,462

TOTAL ASSETS	$29,270,831	$32,837,101

The accompanying notes are an integral part of these consolidated financial statements

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CUB CRAFTERS, INC

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2024 AND 2023

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023

CURRENT LIABILITIES
Accounts payable	$2,154,298	$1,443,961
Accrued liabilities	1,114,861	1,423,675
Contract liabilities	1,111,601	1,443,134
Customer deposits	7,399,231	11,648,740
Line of credit	970,000	420,000
Finance leases, current portion	259,898	253,005
Operating leases, current portion	372,425	365,879
Notes payable, current portion	13,730	13,730
Related party notes payable, current portion	241,054	229,815

Total current liabilities	13,637,098	17,241,939

LONG-TERM LIABILITIES
Finance leases, net of current portion	808,929	1,068,748
Operating leases, net of current portion	1,853,212	2,244,512
Related party notes payable, net of current portion	572,926	813,941
Deferred taxes	136,989	-

Total long-term liabilities	3,372,056	4,127,201

TOTAL LIABILITIES	17,009,154	21,369,140

STOCKHOLDERS' EQUITY
Series A Preferred stock, $0.0001 par value, 10,050,000 authorized,1,925,897 and 1,830,909, issued and outstanding as of December 31, 2024 and 2023, respectively	192	183
Common stock-Class B, $0.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	2,900	2,900
Common stock-Class A, $0.0001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Additional paid-in capital	4,887,588	4,442,477
Retained earnings	7,370,997	7,022,401

TOTAL STOCKHOLDERS’ EQUITY	12,261,677	11,467,961

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$29,270,831	$32,837,101

The accompanying notes are an integral part of these consolidated financial statements

29

CUB CRAFTERS, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

SALES	$40,744,768	$43,433,775

COST OF SALES	31,032,335	30,151,590

GROSS PROFIT	9,712,433	13,282,185

OPERATING EXPENSES
General and administrative	3,947,973	6,671,264
Research and development	2,595,660	2,170,515
Selling and marketing	2,800,835	4,858,987

Total operating expenses	9,344,468	13,700,766

INCOME (LOSS) FROM OPERATIONS	367,965	(418,581)

OTHER INCOME AND (EXPENSE)
Interest income	46,501	107,439
Interest expense	(228,734)	(146,128)
Miscellaneous income	441,401	14,806
Miscellaneous expense	(25,266)	(436,905)

Total other income and (expense)	233,902	(460,788)

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	601,867	(879,369)

Income tax expense	(253,271)	(348,293)

NET INCOME (LOSS)	$348,596	$(1,227,662)

EARNINGS PER SHARE:
Basic	$0.01	$(0.04)
Diluted	$0.01	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK:
Basic	29,000,000	29,000,000
Diluted	30,916,931	29,000,000

The accompanying notes are an integral part of these consolidated financial statements

30

CUB CRAFTERS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	SERIES A PREFERRED STOCK		COMMON STOCK – Class B		COMMON STOCK - CLASS A		ADDITIONAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY

BALANCE, DECEMBER 31, 2022	1,301,034	$130	29,000,000	$2,900	-	$-	$2,087,044	$8,250,063	$10,340,137

Reg A offerings-series A preferred stock, net of issuance costs	369,086	37	-	-	-	-	1,679,397	-	1,679,434
Reg D offerings-series A preferred stock, net of issuance costs	106,541	11	-	-	-	-	448,433	-	448,444
Reg CF offerings-series A preferred stock, net of issuance costs	54,248	5	-	-	-	-	227,603	-	227,608
Net loss	-	-	-	-	-	-	-	(1,227,662)	(1,227,662)

BALANCE, DECEMBER 31, 2023	1,830,909	183	29,000,000	2,900	-	-	4,442,477	7,022,401	11,467,961

Reg A offerings-series A preferred stock, net of issuance costs	61,434	6	-	-	-	-	293,885	-	293,891
Reg D offerings-series A preferred stock, net of issuance costs	9,927	1	-	-	-	-	46,231	-	46,232
Reg CF offerings-series A preferred stock, net of issuance costs	23,627	2	-	-	-	-	104,995	-	104,997
Net income	-	-	-	-	-	-	-	348,596	348,596

BALANCE, DECEMBER 31, 2024	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,370,997	$12,261,677

The accompanying notes are an integral part of these consolidated financial statements

31

CUB CRAFTERS, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$348,596	$(1,227,662)
Adjustments to reconcile net income (loss) to net
cash from operating activities:
Depreciation and amortization	520,434	602,940
Credit loss reserve	(46,309)	(172,179)
Inventory reserve	60,675	-
(Increase) Decrease in assets:
Accounts receivable	259,022	(3,973,991)
Contract assets	949,121	42,793
Deferred income tax asset	76,669	(63,489)
Employee retention credits granted	-	2,500,023
Inventories	(729,852)	(385,468)
Income tax receivable	39,613	(156,450)
Prepaid expenses & other assets	81,652	(293,762)
Right of use assets - operating lease, net	-	(9,194)
Increase (Decrease) in liabilities:
Accounts payable	710,337	(593,889)
Accrued liabilities	(308,814)	221,946
Contract liabilities	(331,533)	(251,844)
Customer deposits	(4,249,509)	(2,792,129)
Deferred tax liability	136,989	-
Net cash provided (used) by operating activities	(2,482,909)	(6,552,355)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(98,673)	(1,034,365)
Net cash provided (used) by investing activities	(98,673)	(1,034,365)

The accompanying notes are an integral part of these consolidated financial statements

32

CUB CRAFTERS, INC

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance leases	(252,926)	270,951
Proceeds from Reg A Series A Preferred stock offering	333,545	1,961,612
Proceeds from Reg D Series A Preferred stock offering	52,470	533,097
Proceeds from Reg CF Series A Preferred stock offering	119,164	263,888
Stock issuance costs	(60,059)	(403,111)
Payments on notes payable	-	(417,185)
Line of credit, net	550,000	-
Proceeds from related party notes	-	410,890
Payments on related party notes	(229,773)	(176,258)
Net cash provided (used) by financing activities	512,421	2,443,884

NET CHANGE IN CASH	(2,069,161)	(5,142,836)

CASH, BEGINNING	2,883,216	8,026,052

CASH, ENDING	$814,055	$2,883,216

SUPPLEMENTAL CASH FLOW INFORMATION
Payment of interest in cash	$228,734	$154,824
Payment of income taxes	$-	$568,238

NON-CASH INVESTING AND FINANCING ACTIVITIES
Inventory reclassified to property and equipment	$782,178	$-

The accompanying notes are an integral part of these consolidated financial statements

33

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Cub Crafters, Inc., Cub Crafters Group, LLC, Cub Crafters Services, LLC, Cub Crafters Resale, LLC, and Cub Crafters Avionics, LLC. (together the Company).

•	Cub Crafters Group, LLC, is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.

•	Cub Crafter Services, LLC, is a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

•	Cub Crafter Avionics, LLC, is a wholly owned subsidiary, provides testing and certification on aircraft instruments.

•	Cub Crafters Resale, LLC, is a wholly owned subsidiary, purchases and sells used aircraft.

The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2023 financial statements presentation to correspond to the current year’s format. There were no changes to assets, liabilities, equity, revenue, or net loss due to these reclassifications.

34

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Concentrations of Credit Risk

The Company maintains cash balances at financial institutions which may exceed federally insured limits. The bank balances in these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

The Company’s two largest dealers accounted for 30% of revenues during the year ended December 31, 2024. Of that amount 25% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As most aircraft are sold on a prepaid basis, there is limited credit risk.

The Company’s five largest dealers accounted for 51% of revenues during the year ended December 31 2023. Of that amount 46% represented Builder Assist.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 27% and 77% of total receivables as of December 31, 2024 and 2023 respectively.

Accounts Receivable and Allowance for Current Expected Credit Losses

The Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

The Company provides for credit loss in accordance with Accounting Standards Codification (“ASC”) 326 – Financial Instruments-Credit Losses. Accounts receivable that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of other factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2024 and 2023, there was a credit reserve of approximately $72,484 and $123,709 respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were reserves recorded of $60,675 and $0 as of December 31, 2024 and 2023, respectively.

35

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Property and Equipment

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation. The cost of property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Machinery, equipment, furniture and automobiles and trucks over 3 to 11 years. Owned buildings and improvements are depreciated over 7 to 39 years. Leasehold improvements are depreciated over the shorter of the lease term or useful life of assets ranging between 7 to 40 years. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long-lived assets policy noted below.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the years ended December 31, 2024 and 2023.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (I) identify the contract(s) with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in their own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. Revenue is recognized when the kit is shipped. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled, the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly.

36

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Builder Assist – these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customers is required to make a deposit at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build, the customer is required to deposit the final cost of the plane, less the initial deposit and a small retainage amount per the contract. The Company recognizes revenues over time as performance steps are satisfied. The Company measures its progress to completion at the end of each month based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company’s facility and built entirely by the Company employees. The customer is required to make a deposit at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment at the midpoint of the manufacturing process. Revenue is recognized over time as performance steps are satisfied.

Parts - are generally sold prepaid with the exception of dealer sales. Revenue is recognized when the order is shipped.

Services and Repairs - Revenue is recognized at completion on smaller jobs. Revenue is recognized over time as performance steps are satisfied on larger repairs. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the years ended December 31:

	2024	2023
Aircraft	$35,320,558	$30,005,180
Pre-packaged kits sales	2,839,977	6,568,234
Parts / Services / Used Aircraft	2,584,233	6,860,361
	$40,744,768	$43,433,775

Advertising

The Company expenses the cost of advertising as the expenses is incurred. For the years ended December 31, 2024 and 2023, advertising totaled $185,357 and $446,839, respectively.

37

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

New Aircraft Warranty

The Company provides a warranty on its aircraft to be free from defects in material and workmanship for a one-year period from the date of delivery. The Company’s sole obligation under the warranty is to replace or repair defective components to airworthy condition. The warranty covers airframe and any other parts or assemblies manufactured by the Company. For parts or assemblies not manufactured by the Company, the OEM warranty received (if any) from the maker of such non-manufacturer-made products or components will apply. Warranty for OEM parts is the sole responsibility of the vendor. Based on the terms of the limited warranty, the Company has historically experienced very few claims and as such, has not recorded a liability reserve.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received, or liabilities are settled. In evaluating the Company’s ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On December 31, 2024 and 2023, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2024 and 2023, the Company has no provisions for interest or penalties related to uncertain tax positions.

Leases

The Company recognizes leases under ASC 842 - Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company considers leases to be finance leases if, among other definitions, the lease term is a major part of the life of the asset or at least 75% and the present value of the minimum lease payments are substantially all the fair value of the leased property or at least 90%.

38

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.

The operating lease asset and operating lease liability were calculated utilizing the risk-free-discount rate determined to be 1.79%, according to the Company’s elected policy. The Company has elected to use this rate for all of its leases except where the Company is required to use the implicit rate if it is readily determinable. The weighted average implicit rate for the Company’s finance leases was approximately 6.5% as of December 31, 2024 and 2023.

Lease assets. A lessee’s lease assets, also known as right-of-use assets, are measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Initial direct costs. The standard defines initial direct costs as only the incremental costs that would not have been incurred if the lease had not been obtained. Under ASC 842, initial direct costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct costs are capitalized and amortized over the term of the related leases using the straight-line method.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

IC-DISC Credit

Cub Crafters DISC, Inc. is an Interest Charge Domestic International Sales Corporation (IC-DISC). An IC-DISC is a separate entity that earns a commission on the operating entity’s export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the years ended December 31, 2024 and 2023.

39

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE C - INVENTORIES

The components of inventories at December 31, 2024 and 2023, are as follows:

	2024	2023
Parts and raw materials	$11,777,596	$10,953,908
Work in-process	2,445,959	3,206,051
Finished goods	3,004,840	3,120,762
	17,228,395	17,280,721
Less: Allowance for slow moving inventory	(60,675)	-
	$17,167,720	$17,280,721

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024 and 2023:

	2024	2023
Leasehold improvements	$1,482,839	$1,427,914
Machinery and equipment	3,648,214	3,632,945
Aircraft	782,178	-
Buildings	481,221	481,221
Office furniture and equipment	165,081	143,107
Automobile and trucks	213,503	207,003
	6,773,036	5,892,190
Less: Accumulated depreciation	(4,439,151)	(4,210,757)
	$2,333,885	$1,681,433

NOTE E - INTANGIBLE ASSETS

Intangible assets include a license and a patent. The license is being amortized over 10 years, and patents over 20 years.

The carrying basis and accumulated amortization of recognized intangible assets at December 34, 2024:

	2024	2023
Intangible assets - license	$300,000	$300,000
Intangible assets - patent	11,000	11,000
	311,000	311,000
Less: accumulated amortization	(62,294)	(31,744)
	$248,706	$279,256

40

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE F - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the years ended December 31, 2024 and 2023:

	2024	2023
Cost incurred on uncompleted contracts	$1,460,458	$1,813,737
Estimated earnings	1,457,073	2,331,195
	2,917,531	4,144,932
Less: Billings to date	(4,029,132)	(4,638,945)
	$(1,111,601)	$(494,013)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at December 31, 2024 and 2023:

	2024	2023
Contract assets	$-	$949,121
Contract liabilities	(1,111,601)	(1,443,134)
	$(1,111,601)	$(494,013)

NOTE G - CUSTOMER DEPOSITS

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement or service contract. Deposits are primarily comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at either a point in time, or at over time under the percentage of completion method, depending on the underlying revenue being recognized. Customer advances on December 31, 2024 and 2023 were approximately $7,399,231 and $11,648,740, respectively.

NOTE H - FINANCE LEASES

The Company had leased equipment under non-cancelable master lease arrangements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying consolidated balance sheet as right-of-use asset (ROU) - finance lease.

The ROU asset for the years ended December 31, 2024 and 2023 is summarized below:

	2024	2023
Finance lease ROU asset	$1,785,951	$1,785,951
Less accumulated reduction	(795,294)	(531,856)
Balance of ROU asset	$990,657	$1,254,095

41

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

The future minimum payments on the capital lease obligations at December 31, 2024 are as follows:

2025	$326,327
2026	306,097
2027	298,605
2028	203,610
2029	91,714
Thereafter	9,637
Total finance leases	1,235,990
Less: interest	(167,163)
Total finance leases liability	1,068,827
Less: current portion	(259,898)
Finance lease liability - long term	$808,929

The interest expense incurred by the Company for the for the years ended December 31, 2024 and 2023 was approximately $82,828 and $86,600 respectively.

NOTE I - LINES OF CREDIT

The Company has a line of credit with Bank of Idaho, with a maximum borrowing limit of $3,5000,000. Interest accrues at Wall Street Journal Prime (WSJP), 8.50% and 7.50% at December 31, 2024 and 2023, respectively. The maturity date is April 3, 2026, and is secured by accounts receivable and parts inventory. The outstanding balance as of December 2024 was $250,000. The interest expense incurred by the Company for the year ended December 31, 2024 was $4,121.

The Company has a line of credit with AFC Financial Services LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2025, and is secured by an aircraft inventory. The outstanding balance as of December 31, 2024 was $720,000. The interest expense incurred by the Company for the year ended December 31, 2024 was $31,445.

NOTE J - OPERATING LEASES

The Company leases multiple buildings and facilities under a non-cancellable operating lease agreements that expires at varying times through April 30, 2045.

The ROU asset for the years ended December 31, 2024 and 2023 is summarized below:

	2024	2023
Operating lease ROU asset	$3,313,549	$3,313,549
Less accumulated reduction	(1,087,912)	(703,158)
Balance of ROU asset	$2,225,637	$2,610,391

42

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

As of December 31, 2024, the minimum lease payments under these leases are as follows:

2025	$411,259
2026	355,358
2027	160,129
2028	104,370
2029	104,370
Thereafter	1,432,338
Total lease payments	2,567,824
Less: interest	(342,187)
Present value of lease payments	2,225,637
Less: current portion	(372,425)
Lease payments, net of current portion	$1,853,212

Total lease expense, including short term leases, for December 31, 2024 and 2023 was approximately $411,259 and $406,074, respectively.

NOTE K - COMMITMENT AND CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probably but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

NOTE L - RELATED PARTIES

The Company rents hangers and office space from a stockholder of Cub Crafters, Inc. Terms of the agreements call for monthly payments of $12,988. The agreements expire at various times through April 30, 2026. The lease has provision to renew for two additional five year terms.

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2031 and accrues interest at 4.25%.

In May of 2023, the Company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026, and accrues interest at 5% payable in monthly installments.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE M - 401(k) PLAN

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contributions were $309,446 and $335,988 for the years ended December 31, 2024 and 2023, respectively.

NOTE N - STOCKHOLDERS’ EQUITY

The classes of shares at December 31, 2024 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock-Class A and B - with a $0.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At December 31, 2024 and 2023, the Company had 0 Class A common stock and 29,000,000 Class B common stock shares issued and outstanding, respectively.

Series A Preferred Stock - with a $0.0001 par value, 10,050,000 shares authorized. At December 31, 2024 and 2023, the Company had 1,925,897 and 1,830,909 shares issued and outstanding, respectively.

Stock Purchase Warrants - Preferred Stock - On April 12, 2023, the Company issued warrants granting the right to purchase 9,575 shares of Series A Preferred Stock. The warrants entitle the holder the right to purchase the shares for a period of 10 years from the issue date at a price of $5.00 per share.

Liquidation preferences

Holders of Series A preferred stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stockholders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock - Class A share at the conversion price. The conversion price noted is determined by dividing the number of common stock - Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (a) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding share of Series A preferred stock. Liquidation preference on Series A Preferred Stock was $9,629,485 and $9,154,545 as of December 31, 2024 and 2023, respectively.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”) to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into share of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”) to sell up to 1,000,000 share of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”) to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On May 24, 2023, the Company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock were converted to Common Stock.

NOTE O - INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2024	2023
Federal
Current	$39,613	$411,782
Deferred	213,658	(63,489)
Total income tax expenses	$253,271	$348,293

The current income tax provision differs from the expenses that would result from applying federal statutory rates to income before income taxes because the Company is subject to certain minor permanent differences and temporary differences from depreciation, research and development and other timing differences.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

The reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the U.S. federal statutory rate is as follows:

	2024	2023
U.S. Operations	$601,868	$(879,369)
Federal statutory rate	21%	21%
Provision for income taxes at federal statutory rate	126,392	(184,667)
Permanent differences	4,924	2,200
Temporary timing differences	(91,703)	594,249
Provision (benefit) for current income taxes	$39,613	$411,782

The tax effects of significant items comprising the Company’s deferred tax assets (liabilities) are as follows:

	2024	2023
Allowance for credit losses	$15,222	$25,979
Depreciation	(325,880)	(149,310)
Inventory reserve	12,742	-
Research and Development	160,927	200,000
Deferred tax asset (liability)	$(136,989)	$76,669

The Company’s U.S. federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2021 through December 31, 2024. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforward, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

NOTE P - SUBSEQUENT EVENTS

Subsequent events have been evaluated by the Company’s management through April 30, 2025, which is the date the financial statements were available to be issued.

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INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex41.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex81.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	May 5, 2025

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer and Director
Date: May 5, 2025

/s/ Keith Kennedy
Keith Kennedy, Principal financial officer and principal accounting officer
Date: May 5, 2025

/s/ Susan Richmond
Susan Richmond, Director
Date: May 5, 2025

/s/ Bradley Damm
Bradley Damm, Director
Date: May 5, 2025

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